April 27, 2011

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Jonathan Groff
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tactical Air Defense Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 (the “10-K”)
Form 10-Q for the Period Ended September 30, 2010 Filed November 22, 2010
File No. 333-79405 (the “10-Q”)

Dear Mr. Groff:

Reference is hereby made to the correspondence of the United States Securities and Exchange Commission (“SEC”) addressed to Tactical Air Defense Services, Inc., a Nevada corporation (the “Company”) dated March 11, 2011 (the “Comment Letter”) relating to the above reference Quarterly Report (the “Report”). The Company has amended the Report pursuant to the Comment Letter. A full copy of the proposed Amended 10-Q for the period ended September 30, 2010 (the “Amended 10-Q”) has been attached to this response correspondence.

GENERAL

Response to Comment No.1

As stated in our previous response letter, the Company entered into the letter of intent for the proposed financing commitment with Crown Pacific Advisors, LLC, with the terms of such proposed financing to be finalized in a set of final transaction documents upon the completion of certain events including a due diligence period. As in the majority of letter of intent situation, there are many factors outside of the individual parties’ control that may prevent the underlying transaction from finalizing. As such, the Company believed, and still believes, considering the proposed transaction was only a letter of intent and not a final commitment until the underlying financing terms were finalized and underlying documents completed and executed, such transaction did not constitute a “material definitive agreement” nor a “direct financial obligation” and, at the stage of only a letter of intent, was not yet a material event under the guidelines of Form 8-K.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010

Response to Comment No.2

All unrestricted shares described in the Subsequent Events section on page F-17 of the Company’s 10-Q that were referenced in the original comment letter dated December 22, 2010 issued by the Company were the result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144 permitting the issuance of unrestricted shares. The 10-Q has been amended to include such disclosures. The Comment Letter requests a further clear explanation of all relevant facts allowing the holders of such convertible promissory notes to rely upon the Rule 144 exemption.

On September 3, 2009, the Company issued a promissory note in the amount of $119,731 (the “$119,731 Note”). The $119,731 Note was disclosed in the Company’s Form 10-Q for the period ending March 31, 2010.

On September 3, 2009, $33,000 of the principal amount of the $119,731 Note was assigned to Juliana Hoyos Castellar (“Castellar”), a non-affiliate of the Company. In October, 2010, Castellar demanded conversion of the assigned note and the Company issued 54,194,041 shares of unrestricted Common Stock to Castellar in connection with the conversion of the note in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $2,000 of the principal amount of the $119,731 Note was assigned to Amy Crystal (“Crystal”), a non-affiliate of the Company. In October, 2010, Crystal demanded conversion of the assigned note and the Company issued 3,284,487 shares of unrestricted Common Stock to Crystal in connection with the conversion of the note in the aggregate amount of $2,290.63 including $2,000.00 of principle and $290.63 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $1,500 of the principal amount of the $119,731 Note was assigned to Humberto De Armas (“De Armas”), a non-affiliate of the Company. In October, 2010, De Armas demanded conversion of the assigned note and the Company issued 2,463,366 shares of unrestricted Common Stock to De Armas in connection with the conversion of the note in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $33,000 of the principal amount of the $119,731 Note was assigned to the Estella A. Korybut Irrevocable Trust (“Estella Trust”), a non-affiliate of the Company. In October, 2010, the Estella Trust demanded conversion of the assigned note and the Company issued 54,194,041 shares of unrestricted Common Stock to the Estella Trust in connection with the conversion of the note in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $1,500 of the principal amount of the $119,731 Note was assigned to Marla Lopez Garcia (“Garcia”), a non-affiliate of the Company. In October, 2010, Garcia demanded conversion of the assigned note and the Company issued 2,463,366 shares of unrestricted Common Stock to Garcia in connection with the conversion of the note in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $33,000 of the principal amount of the $119,731 Note was assigned to the Revocable Living Trust Agreement of Michael M. Korybut (“Michael Trust”), a non-affiliate of the Company. In October, 2010, the Michael Trust demanded conversion of the assigned note and the Company issued 54,194,041 shares of unrestricted Common Stock to the Michael Trust in connection with the conversion of the note in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On July 31, 2009, the Company issued a promissory note in the amount of $57,542 (the “$57,542 Note”). The $57,542 Note was disclosed in the Company’s Form 10-Q for the period ending September 31, 2009. In October of 2010, $20,000 of the principal amount of the $57,542 Note was assigned to Fox Hollow Holdings, Inc. (“Fox Hollow”), a non-affiliate of the Company. In October, 2010, Fox Hollow demanded conversion of the assigned note and the Company issued 33,334,172 shares of unrestricted Common Stock to Fox Hollow in connection with the conversion of the note in the aggregate amount of $22,947.24 including $20,800.00 of principle and $2,147.24 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $57,542 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, the Company issued a promissory note in the amount of $76,229 (the “$76,229 Note”). The $76,229 Note was disclosed in the Company’s Form 10-Q for the period ending March 31, 2010. In July of 2010, $20,000 of the principal amount of the $76,229 Note was assigned to International Associates, Inc. (“International Associates”), a non-affiliate of the Company. In October, 2010, International Associates demanded conversion of the assigned note and the Company issued 32,395,947 shares of unrestricted Common Stock to International Associates in connection with the conversion of the note in the aggregate amount of $22,301.37 including $20,000.00 of principle and $2,301.37 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $76,229 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $6,729 of the principal amount of the $119,731 Note was assigned to Peter Maffitt (“Maffit”), a non-affiliate of the Company. In October, 2010, Maffit demanded conversion of the assigned note and the Company issued 11,050,838 shares of unrestricted Common Stock to Maffit in connection with the conversion of the note in the aggregate amount of $7,706.95 including $6,729.11 of principle and $977.84 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, $4,500 of the principal amount of the $119,731 Note was assigned to Nathalie Zambrano (“Zambrano”), a non-affiliate of the Company. In October, 2010, Zambrano demanded conversion of the assigned note and the Company issued 7,390,097 shares of unrestricted Common Stock to Zambrano in connection with the conversion of the note in the aggregate amount of $5,153.92 including $4,500.00 of principle and $653.92 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, the Company issued a promissory note in the amount of $2,000 (the “$2,000 Note”). The $2,000 Note was disclosed in the Company’s Form 10-Q for the period ending March 31, 2010. On December 7, 2010, the $2,000 Note was assigned to Evan Pruzan (“Pruzan”), a non-affiliate of the Company. In October, 2010, Pruzan demanded conversion of the assigned note and the Company issued 7,390,097 shares of unrestricted Common Stock to Pruzan in connection with the conversion of the note in the aggregate amount of $2,145.32 including $2,000.00 of principle and $145.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $119,731 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On April 1, 2010, the Company issued a promissory note in the amount of $37,500 to the Bingham Law Group, APC (“TBLG”), a non-affiliate of the Company (the “$37,500 Note”). The $37,500 Note was disclosed in the Company’s Form 10-Q for the period ending June 30, 2010. In October, 2010, TBLG demanded conversion of the note and the Company issued 31,800,000 shares of unrestricted Common Stock to TBLG, or its affiliates, in connection with the conversion of the note in the aggregate amount of $39,750.00 including $37,500.00 of principle and $2,250 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $37,500 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued and assigned convertible promissory note held by a non-affiliate for a period greater than one year, satisfying the requirements of Rule 144.

On September 3, 2009, the Company issued a promissory note in the amount of $46,128.43 to Alexis C. Korybut (“Korybut”), the CEO of the Company (the “$46,128 Note”). The $46,128 Note was disclosed in the Company’s Form 10-Q for the period ending March 31, 2010. In October, 2010, Korybut demanded conversion of the note and the Company issued 75,754,123 shares of unrestricted Common Stock to Korybut in connection with the conversion of the note in the aggregate amount of $52,149.14 including $46,128.43 of principle and $6,020.71 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the $46,128 Note. Accordingly, the shares were issued as unrestricted shares as a result of the conversion of the historically issued convertible promissory note held by an affiliate for a period greater than one year, satisfying the requirements of Rule 144.

Response to Comment No.3

All references to the Private Securities Litigation Reform Act of 1995 in the Report have been removed.

Response to Comment No.4

Please see the Amended 10-Q which has been revised pursuant to the Comment Letter.

Response to Comment No.5

As of the date of this correspondence, the shares due and payable under the Lease Option Agreement have been issued. The Amended 10-Q has been amended to reflect the issuance of the shares.

Response to Comment No.6

Please see the Amended 10-Q which has been subsequently revised pursuant to your Comment Letter to cross reference the legal proceedings and disclose the total dollar amount of judgments outstanding against the Company. The Company maintains several relationships with possible funding sources, but, until a final agreement is reached with such possible funding sources, the Company cannot publicly disclose such sources. When a financing agreement is reached with a possible funding source, such information will be made public. For example, the Amended 10-Q references the fact the Company is “pursuing approximately $400,000 of financing.” At the time of initial discussions relating to such pursuit of funding, the funding parties were not named. Upon reaching a definitive agreement, in this case, a binding LOI related to such funding with Cornucopia, Ltd., the Company filed a Form 8-K (filed April 5, 2011) disclosing such funding sources.

Response to Comment No.7

Please see the Amended 10-Q which has been revised pursuant to your Comment Letter.

In connection with responding to the comments raised in the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any issues raised herein, please feel free to contact me at (305) 781-2929 or the Company’s retained securities counsel, Mr. Brad M. Bingham, Esq. at (760) 692-1162. In addition, should any additional correspondence be sent, please feel free to send such correspondence via facsimile transmission directly to Mr. Bingham at (760) 804-8845.

Very truly yours,

Tactical Air Defense Services, Inc.

/s/ Alexis Korybut
_________________________________
By: Alexis Korybut
Its: Chief Executive Officer

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

First Amended
FORM 10-Q

[X]	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File Number: 000-29735

TACTICAL AIR DEFENSE SERVICES, INC.

Nevada		88-0455809
(State or other jurisdiction		(IRS Employer
of Incorporation)		Identification Number)
123 West Nye Lane, Suite 517
Carson City, Nevada 89706
(Address of principal executive offices)

(775) 888-6744
(Issuer’s Telephone Number)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes X      No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer ___        Accelerated filer ___             Non-accelerated filer ___            Smaller reporting company X

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes _ No X

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Exchange Act of 1934 after the distribution of securities under a plan confirmed by a court. Yes ___  No ____

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date:

2,997,935,294 common shares outstanding, $0.001 par value, as of April ___, 2011

Note: This First Amended Form 10-Q for the period ended September 30, 2010 has been filed in response to Securities and Exchange Commission comment letters received by the Company. Certain sections of this form have been amended in response to such above reference comment letters.

Forward Looking Statements

Certain information contained in this Quarterly Report on Form 10-Q (this “Report” or “Quarterly Report”) includes forward-looking statements  expressed in good faith and based upon what we believe are reasonable assumptions, but there can be no assurance that these expectations will be achieved or accomplished.  These forward looking statements can be identified by the use of terms and phrases such as “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.).

The statements herein which are not historical reflect our current expectations and projections about the Company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to the Company and management and their interpretation of what are believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report.  We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the filing date of this Quarterly Report, other than as may be required by applicable law or regulation.  Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC (which shall also include by reference herein and incorporate the same as if fully included in their entirety, all Form 10-Ks, Form 10-Qs, Form 8-Ks and other periodic reports filed by us in the SEC’s EDGAR filing system (www.sec.gov)) which attempt to update interested parties of the risks and factors and other disclosures that may affect our business, financial condition, results of operation and cash flows.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in this Quarterly Report.

i

PART I

ITEM 1.                       FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are of a normal recurring nature.  Operating results for the three month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

ii

TACTICAL AIR DEFENSE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2010	2009

ASSETS
Current Assets:
Cash	$ -	$ -
Total current assets	-	-
property and equipment, net	-	88,000

TOTAL ASSETS	$ -	$ 88,000

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$ 51,724	$ 18,378
Short-term debentures, including accrued interest	-	1,431,813
Total current liabilities	51,724	1,450,191

Long-term debentures, including accrued interest (net of unamortized discount of $210,546) Related party	1,166,821	-
Long-term debentures, including accrued interest (net of unamortized discount of $62,245)	347,048
TOTAL LIABILITIES	1,565,593	1,450,191

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Preferred stock-$.001 par value; 50,000,000 shares authorized; -
-0- shares issued and outstanding	--	--
Common stock-$.001 par value;30,000,000,000 shares authorized; -
2,338,770,709 and 1,428,730,286 shares issued and outstanding
at September 30, 2010 and December 31, 2009 , respectively	2,338,770	1,428,730
Additional paid-in-capital	35,663,742	35,733,183
Accumulated deficit	(39,568,105)	(38,524,104)

TOTAL STOCKHOLDERS' DEFICIT	(1,565,593)	(1,362,191)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ -	$ 88,000

TACTICAL AIR DEFENSE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
REVENUES	$	$	$	$
Operating costs
General and administrative	249,209	161,319	726,836	552,591

TOTAL COSTS	249,209	161,319	726,836	552,591
OPERATING LOSS	(249,209)	(161,319)	(726,836)	(552,591)

OTHER (EXPENSE) INCOME:
Interest expense	(52,152)	(20,000)	(204,440)	(30,000)
Impairment of Asset	(88,000)		(88,000)
Amortization of debt discount	(24,725)		(24,725)
TOTAL OTHER EXPENSES	(164,877)	(20,000)	(317,165)	(30,000)

NET LOSS	$ (414,086)	$ (181,319)	$ (1,044,001)	$ (582,591)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS	$ (414,086)	$ (181,319)	$ (1,044,001)	$ (582,591)

Loss per common share - basic	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Weighted average number of shares outstanding - basic	2,169,069,420	1,288,309,286	1,868,922,750	1,071,756,571

TACTICAL AIR DEFENSE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months Ended
	September 30,	September 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(1,044,001)	$ (582,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Impairment of Fixed Asset	88,000
Bad debt reserve		250,000
Stock issued for consulting services	143,444	296,668
Amortized beneficial conversion feature	24,725
Debt issued for salary expense	353,150
Changes in operating assets and liabilities:
Accounts payable	33,346	10,633
Accrued liabilities	-	(411,218)
Net cash used in operating activities	(401,336)	(436,508)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	368,136	388,369
Proceeds from sale of common stock	33,200	25,000
Net cash provided by financing activities	401,336	413,369
Increase (decrease) in cash	-	(23,139)
Cash - Beginning of period	-	23,156
Cash - End of period	$-	17
Interest paid	$-	$ -
Taxes paid	$-	$ -

TACTICAL AIR DEFENSE SERVICES, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - COMPANY AND BASIS OF PRESENTATION:

General

Tactical Air Defense Services, Inc. (“TADS”) is a Nevada public corporation operating as an Aerospace/Defense Services contractor that offers tactical aviation services, aerial refueling, aircraft maintenance, disaster relief services, and other Aerospace/Defense services to the United States and Foreign militaries and agencies.

TADS was incorporated in the State of Nevada on July 9, 1998 under the name Natalma Industries, Inc. Originally, TADS operated as a junior mining company engaged in the exploration of mining properties. We were unsuccessful in locating a joint venture partner to assist us in the development of our mining claims. As a result, TADS was unable to pay for and perform the exploration and development required in its agreement with the owners of its properties and lost our rights to the mining claims. Our management at the time, therefore determined that it was in the best interest of our shareholders that we seek potential operating businesses and business opportunities with the intent to acquire or merge with another business, which led to the purchase substantially all of the assets of AeroGroup Incorporated (the “AeroGroup Acquisition”).

On December 15, 2006 (the “Closing Date”), TADS and three of its wholly-owned subsidiaries, Resource Financial Aviation Holdings Inc., OneSource Aviation Acquisition Inc. and Genesis Aviation Acquisition Inc., each a Nevada corporation (the “TADS Subsidiaries”) acquired substantially all of the assets of AeroGroup Incorporated (“Aero or AeroGroup”), a Utah corporation, and its three wholly owned subsidiaries, OneSource Acquisition, Inc., Genesis Acquisition, Inc. and Resource Financial Holding Acquisition, Inc., each a Delaware corporation (the “AeroGroup Subsidiaries” and, collectively with AeroGroup Incorporated, “AeroGroup”), pursuant to an Asset Purchase Agreement dated July 14, 2006, as amended (the “Asset Purchase Agreement”) and in consideration of the acquisition issued stock and assumed certain indebtedness and other obligations under various warrants, a real property sublease, government and non-government aviation contracts and certain other contracts of AeroGroup (the “AeroGroup Acquisition”). As a result of the asset purchase, the Company became a provider of outsourced military fighter jet pilot training to military personnel, including certain flight support services.

Since the AeroGroup Acquisition was settled through the issuance of a controlling interest in TADS Common Stock, AeroGroup is deemed to be the acquirer for accounting purposes. Furthermore, since TADS is deemed to be a shell company prior to the acquisition, purchase accounting was not applied. Therefore, the transaction was accounted for as a reverse acquisition and recapitalization of AeroGroup. Accordingly, the historical financial statements presented in the financial statements are those of AeroGroup as adjusted to reflect the recapitalization and elimination of certain assets and liabilities that were not assumed by TADS. The net liabilities not assumed by TADS were recorded as a contribution to capital totaling $4,505,560. These liabilities substantially consisted of indebtedness due to Aero’s controlling stockholder, Mark Daniels (“Daniels”).

The accompanying share information for Aero has been retroactively restated to reflect the recapitalization transactions, including the exchange of Common Stock and Common Stock equivalents of Aero for Common Stock and Common Stock equivalents of TADS based on the exchange ratio of 50 to 1.

Aero is a Utah corporation, which was incorporated on July 31, 1984 under the name Diversified Resources Group, Inc. Aero was a provider of outsourced military fighter jet pilot training to military personnel, including certain flight support services. Effective January 1, 2006, Aero became a development stage company as it was devoting all of its present efforts to securing and establishing new business.

Although the Company is actively pursuing potential business contracts, at the current time, the Company does not have any active contracts and cannot guarantee that it will be awarded any contracts in the future.

Going Concern and Management's Plan

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate the continuation of the Company as a going concern. However, as shown in the accompanying consolidated financial statements, the Company has incurred losses from operations since inception and has a significant working capital deficiency as of September 30, 2010 of approximately $39,568,105.

On December 15, 2006, TADS acquired substantially all of the assets of Aero and assumed certain contracts in exchange for the assumption by TADS of certain liabilities of Aero. Management believes the Company can raise adequate capital for the Company’s required working capital needs for 2010. However, management also believes that it still needs substantial additional capital in order to carry out its business plan, which is to become a civilian provider of outsourced military aviation services which includes fighter jet pilot training, maintenance training, aerial fire-fighting, disaster relief services, and other aerial services. No assurance can be given that the Company can obtain the required estimated additional working capital, or if obtained, that such funding will not cause substantial dilution to stockholders of the Company. Being a development stage company, the Company is subject to all the risks inherent in the establishment of a new enterprise and the marketing of a new product, many of which risks are beyond the control of the Company. All of the factors discussed above raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments relating to the recoverability of recorded asset amounts that might be necessary as a result of the above uncertainty.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the results of operations and cash flows for the periods presented and the condensed consolidated balance sheet for the quarter ended September 30, 2010. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the SEC rules and regulations.

It is suggested that these interim financial statements be read in conjunction with the audited financial statements of the Company for the period ended December 31, 2009 and notes thereto included in the Company’s annual report on Form 10-K.  The Company follows the same accounting policies in the preparation of interim reports.

Results of operations for the interim periods are not indicative of annual results.

Financial Reporting

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are reported on the accrual basis, which means that income is recognized as it is earned and expenses are recognized as they are incurred.

Use of Estimates

The Company’s significant estimates include accrued expenses and stock based transactions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While the Company believes that such estimates are fair when considered in conjunction with the financial statements taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted.

Cash and Cash Equivalents

Cash and cash equivalents include all interest-bearing deposits or investments with maturities of three months or less.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains cash balances at one financial institution, which is insured by the Federal Deposit Insurance Corporation (“FDIC”). The FDIC insured institution insures up to $250,000 on account balances. The amounts that are not insured by FDIC limitations are held in short-term securities.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for accounts payable and accrued expenses, debenture and loans payable approximate their fair market value based on the short-term maturity of these instruments.

Impairment of long – lived assets and long- lived assets to be disposed of

The Company accounts for the impairment of long-lived assets in accordance with FASB ASC 360 “Property, Plant and Equipment”.  ASC 360 requires write-downs to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount.

As of September 30, 2010, the property and equipment held by the Company have been reviewed, and it was determined that their value had been impaired 100%.

Revenue Recognition

Revenue for services and goods is recognized monthly as provided pursuant to the terms of contracts or purchase orders, which have prices that are fixed and determinable. The Company assesses the client’s ability to meet the contract terms, including meeting payment obligations, before entering into the contract. Deferred revenue results from customers who are billed for monitoring in advance of the period in which the services are provided, on a monthly, quarterly or annual basis.

The Company follows Staff Accounting Bulletin 104 (SAB 104), which requires the Company to defer certain revenue and expenses. The capitalized costs and deferred revenues related to the installation are then amortized over the life of an average customer relationship, on a straight line basis. If the customer is discontinued prior to the expiration of the original expected life, the unamortized portion of the deferred installation revenue and related capitalized costs are recognized in the period the discontinuation becomes effective. In accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, the service contracts that include both installation and video streaming are considered a single unit of accounting.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for major betterments and additions are capitalized while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are currently charged to expense. Any gain or loss on disposition of assets is recognized currently in the statement of income.

Earnings (loss) per share

Earnings (loss) per share is computed in accordance with FASB ASC 260, "Earnings per Share". Basic earnings (loss) per share is computed by dividing net income (loss), after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during the period. The outstanding warrants for the quarters ended September 30, 2010 and 2009 respectively are anti-dilutive and therefore are not included in earnings (loss) per share.

Accounting for stock-based compensation

In accordance with FASB ASC 718-10, “Compensation-Stock Compensation”, a public entity measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service.

In addition, a public entity is required to measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. The fair value of that award has been re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

For the quarters ended September 30, 2010 and 2009, the Company did not grant any stock options.

Non- Employee Stock Based Compensation

The cost of stock based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the instruments issued in exchange for such services, whichever is more readily determinable, using the measurement date guidelines enumerated in FASB ASC 505-50, “Equity-Based Payments to Non-Employees”.

Common stock purchase warrants

The Company accounts for common stock purchase warrants in accordance with FASB ASC 815-40, “Derivatives and Hedging”.  Based on the provisions of ASC 815-40, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement, or (ii) gives the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company), or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Income Taxes

The Company accounts for income taxes using FASB ASC 740-10, "Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company does not expect that this interpretation will have a material impact on its financial position, results of operations, or cash flows.

FASB ASC 740-10 also provides guidance about how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. Under ASC 740-10, a tax position could be effectively settled on completion of examination by a taxing authority if the entity does not intend to appeal or litigate the result and it is remote that the taxing authority would examine or re-examine the tax position. The Company does not expect that this interpretation will have a material impact on its financial position, results of operations, or cash flows.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition—Milestone Method”, which provides guidance on defining the milestone and determining when the use of the milestone method of revenue recognition for research and development transactions is appropriate. It provides criteria for evaluating if the milestone is substantive and clarifies that a vendor can recognize consideration that is contingent upon achievement of a milestone as revenue in the period in which the milestone is achieved, if the milestone meets all the criteria to be considered substantive. ASU 2010-17 is effective for milestones achieved in fiscal years, and interim periods within those years beginning on or after June 15, 2010 with prospective application.  Early adoption is permitted with specific provisions.  The Company adopted these amendments in the third quarter of 2010 and the adoption did not have a material impact on the disclosures in the Company’s consolidated financial statements.

In September 2009, the FASB issued ASU 2009-13 (Topic 605-25), “Revenue Recognition; Multiple-Element Arrangements.”  These amendments provide clarification on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated.  An entity is required to allocate revenue in an arrangement using estimated selling prices of deliverables in the absence of vendor-specific objective evidence or third-party evidence of selling price. These amendments also eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.  The amendments significantly expand the disclosure requirements for multiple-deliverable revenue arrangements.  These provisions are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted.  The Company adopted these amendments in the third quarter of 2010 and the adoption did not have a material impact on the disclosures in the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which will require additional disclosures about the credit quality of loans, lease receivables and other long-term receivables and the related allowance for credit losses. Certain additional disclosures in this new accounting guidance will be effective for the Company on December 31, 2010 with certain other additional disclosures that will be effective on March 31, 2011. The Company does not expect the adoption of this new accounting guidance to have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13, “Compensation — Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 4- ASSETS PURCHASED BY AERO

Assets Purchased By Aero

In June of 2006, Aero, through its subsidiaries, acquired certain assets from three entities (“the Selling Entities”) owned 100% by Aero's controlling stockholder, Mark Daniels. The Selling Entities acquired these assets on December 29, 2005 from an unrelated entity in exchange for assets with a fair value of $4,540,000 and a promissory note of $2,200,000. The assets acquired included two MIG29 Aircrafts and four flight simulators and certain intellectual assets. The Selling Entities obtained appraisals from certified independent appraisers dated December 2005, which valued the aircrafts and simulators at $6,740,000.

As consideration for the purchase of these assets, Aero (i) assumed indebtedness of $1.1 million owed to Daniels by the Selling Entities, (ii) assumed obligations under a promissory note in the principal amount of $2.2 million, with interest at 8% per annum, which was originally issued in December 2005, in connection with the acquisition of aircraft and simulators by the Selling Entities, and (iii) issued a $3,440,000 unsecured promissory note to Daniels. The $1.1 million due to Daniels is collateralized by TADS assets and is guaranteed by its subsidiaries.

In reviewing the above transaction, Management determined that it had purchased a group of assets, rather than acquiring a business. Since Aero and the Selling Entities are commonly controlled, the recorded value of the assets purchased for accounting purposes is limited to the Selling Entities carrying value of the assets, which totaled $6,740,000 in June of 2006. The difference between the considerations provided to the Selling Entities of $7,051,255, inclusive of accrued interest assumed of $311,255, and the carrying value of the assets sold of $6,740,000 was $311,255. This amount was recorded as a distribution in June of 2006. Prior to this asset purchase, Aero did not have any business transactions with the Selling Entities.

In connection with the reverse acquisition, TADS assumed the notes payable of $2.2 million and $1.1 million and did not assume the note payable to Daniels of $3,440,000.

Cancellation of Indebtedness and Return of Assets

On May 29, 2008, the Company returned the two MiG-29 aircraft and four flight simulators (the “Cambar Assets”) it had purchased through the Aerogroup Acquisition.  The Company and Cambar & Associates (“Cambar”) executed a Settlement and Release Agreement. In December, 2006, TADS assumed from AeroGroup an indebtedness owed to Cambar (the “Cambar Note”) of a principle amount of $2,200,000 for the purchase of, the Cambar Assets, which indebtedness included interest to be paid on the principle.

With the Settlement and Release Agreement, the Company agreed to relinquish the Cambar Assets to Cambar, and issue to Cambar 50,000,000 Shares, as payment in full and final settlement for any claims Cambar may have against the Company, and Cambar agreed to reclaim the Cambar Assets, cancel the Cambar Note including any accrued and unpaid interest, and return to the Company for retirement the 1,000,000 Shares issued in the aggregate to Cambar and NATA as compensation for interest due on the Cambar Note in 2007, as payment in full and final settlement for any claims the Company may have against Cambar.

NOTE 5 – SALE OF STOCK

Pursuant to a Securities Purchase Agreement, in July, 2010, the Company sold 4,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.0033 per share. The gross proceeds of the offering totaled $13,200.

Pursuant to a Securities Purchase Agreement, in August, 2010, the Company sold 3,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.005 per share. The gross proceeds of the offering totaled $15,000.

Pursuant to a Securities Purchase Agreement, in September, 2010, the Company sold 1,000,000 shares of restricted Common Stock to one investor at a purchase price of $0.005 per share. The gross proceeds of the offering totaled $5,000.

Sale of Units

Pursuant to a 2006 Private Placement, on March 2, 2007, TADS sold to eleven investors an aggregate 629,911 units, each a “unit” at a purchase price of $0.55 per unit. Each unit is comprised of (i) one share of Common Stock, (ii) a Class A Warrant to purchase one share of Common Stock at $1.00 per share and expiring on March 2, 2008 and (iii) a Class B Warrant to purchase one share of Common Stock at $1.50 per share and expiring on March 2, 2010. The gross proceeds of this offering totaled $346,450. During 2006, TADS received the full advance from this financing.

Convertible Debentures

Third Quarter of 2009

On July 31, 2009, the Company issued four Convertible Debentures totaling $753,457.42 in principle amount in the aggregate, as consideration for the retirement of Short-Term Loans totaling $753,457.42 of principle plus accrued interest through July 31, 2009.  The Short-Term Loans are described below in the Section titled “Additional Indebtedness”.  The Convertible Debentures have a term of three years, an interest rate of 12%, are convertible into 602,765,936 shares of Common Stock at a conversion price of $0.00125, have full-ratchet anti-dilution protection, and were issued as follows: $300,000 in principle amount to the Dakota Fears Trust, $300,000 in principle amount to the Gary Fears Trust, $76,728.71 in principle amount to the Dakota Fears Trust, and $76,728,71 in principle amount to the Gary Fears Trust.

On September 3, 2009, the Company issued two Convertible Debentures totaling $162,964.54 in principle amount in the aggregate,  as consideration for the retirement of two Promissory Notes totaling $162,964.54 of principle plus accrued interest through September 3, 2009.  The Promissory Notes are described below in the Section titled “Additional Indebtedness”.  The Convertible Debentures have a term of three years, an interest rate of 12%, are convertible into 130,371,634 shares of Common Stock at a conversion price of $0.00125, have full-ratchet anti-dilution protection, and were issued as follows: $119,729.11 in principle amount to Alexis Korybut, and $43,234.43 in principle amount to Joint Strategy Group, Inc.

On September 3, 2009, the Company issued Convertible Debentures totaling, $274,603.11 in principle amount in the aggregate, all of which have a term of three years, an interest rate of 12%, a conversion price of $0.00125, and full-ratchet anti-dilution protection.  The Convertible Debentures were issued as follows:  $50,000 in principle amount to Michael Cariello for accrued and unpaid consulting fees for the period from April 16, 2008 through April 15, 2009, which principle amount is convertible into 40,000,000 shares of Common Stock; $8,537.73 in principle amount to Michael Cariello for accrued and unpaid salary for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 6,830,184 shares of Common Stock; $19,762.32 in principle amount to Joint Strategy Group, Inc. for consulting fees for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 15,809,856 shares of Common Stock; $46,128.43 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from October 31, 2007 through April 15, 2008, which principle amount is convertible into 36,902,744 shares of Common Stock; $119,731.11 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from April 16, 2008 through April 15, 2009, which principle amount is convertible into 95,784,888 shares of Common Stock; and $30,443.52 in principle amount to Alexis Korybut for accrued and unpaid salary for the period from April 16, 2009 through July 31, 2009, which principle amount is convertible into 24,354,816 shares of Common Stock.

Fourth Quarter of 2009

On October 16, 2009, the Company issued a Convertible Debenture in a principle amount of $560.00 to Michael Cariello as consideration for accrued and unpaid salary for the period from August 1, 2009 through October 15, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 448,000 shares of Common Stock at a conversion price of $0.00125 per share,

On October 16, 2009, the Company issued a Convertible Debenture in a principle amount of $22,460.79 to Alexis Korybut as consideration for accrued and unpaid salary for the period from August 1, 2009 through October 15, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 17,968,632 shares of Common Stock at a conversion price of $0.00125 per share,

On October 31, 2009, the Company issued a Convertible Debenture in a principle amount of $57,542.46 to the Gary Fears Trust as consideration for loans to the Company accrued during the period from July 31, 2009 through October 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 46,033,968 shares of Common Stock at a conversion price of $0.00125 per share.

First Quarter of 2010

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $51,008.96 to the Gary Fears Trust as consideration for loans to the Company accrued during the period from November 1, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 40,807,168 shares of Common Stock at a conversion price of $0.00125 per share.

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $11,500 to Michael Cariello as consideration for unpaid salary accrued during the period from October 16, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,200,000 shares of Common Stock at a conversion price of $0.00125 per share.

On January 1, 2010, the Company issued a Convertible Debenture in a principle amount of $16,707.50 to Alexis Korybut as consideration for unpaid salary accrued during the period from October 16, 2009 through December 31, 2009.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,336,000 shares of Common Stock at a conversion price of $0.00125 per share.

Second Quarter of 2010

On April 12, 2010, the Company issued a Convertible Debenture in a principle amount of $25,000 to the Katherine O’Connor Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 36,316,095 shares of Common Stock at a conversion price of $0.0006884 per share.

On April 1, 2010, the Company issued a Convertible Debenture in a principle amount of $37,500 to the Bingham Law Group as consideration for unpaid legal fees as of 4/1/2010 to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 30,000,000 shares of Common Stock at a conversion price of $0.00125 per share.

On May 19, 2010, the Company issued a Convertible Debenture in a principle amount of $150,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 60,000,000 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $218,570.50 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 127,428,200 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $33,945.68 to Alexis Korybut as consideration for unpaid salary, benefits, and expenses to the Company during the 2nd quarter of 2010.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,578,272 shares of Common Stock at a conversion price of $0.0025 per share.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $45,000.00 to Michael Cariello as consideration for unpaid salary to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 18,000,000 shares of Common Stock at a conversion price of $0.0025 per share.

The Convertible Debentures issued on July 1, 2010 were determined to have a beneficial conversion feature totaling $297,516.  The beneficial conversion feature has been accounted for as a debt discount which is being amortized over the term of loans (three years).  As of September 30, 2010, $24,725 of the beneficial conversion feature had been amortized.

Conversion of Notes and Exercise of Warrants

Conversion of Notes and Exercise of Warrants

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Cassio Ismael in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Marcela Alvarez in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In March, 2010, the Company issued 2,324,356 shares of unrestricted Common Stock to Jessica Buitrago in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,600.11, including $1,500 of principle and $100.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 33,570,797 shares of unrestricted Common Stock to the Estella A. Korybut Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $23,110.14, including $20,000 of principle and $3,110.14 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 16,785,399 shares of unrestricted Common Stock to the Michael Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $11,555.07, including $10,000 of principle and $1,555.07 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In April, 2010, the Company issued 15,615,324 shares of unrestricted Common Stock to Jamie Goldstein in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $10,749.59 including $10,000 of principle and $749.59 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 38,335,351 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $26,390.06 including $24,187.35 of principle and $2,202.71 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 75,556,581 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $52,013.15 including $47,500.00 of principle and $4,513.15 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In May, 2010, the Company issued 76,397,762 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $52,592.22 including $48,000.00 of principle and $4,592.22 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In June, 2010, the Company issued 7,002,111 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc. in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $4,820.25 including $4,390.14 of principle and $430.11 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 12,500,267 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc. in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.18 including $7,740.00 of principle and $865.18 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 27,298,139 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $18,792.04 including $16,897.65 of principle and $1,894.39 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 36,348,730 shares of unrestricted Common Stock to Venetian Investment Partners LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $25,022.47 including $22,500.00 of principle and $2,522.47 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 30,017,511 shares of unrestricted Common Stock to Drae Holdings LLC in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $20,664.05 including $18,625.00 of principle and $2,039.05 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 40,291,962 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $27,736.99 including $25,000.00 of principle and $2,736.99 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In July, 2010, the Company issued 12,500,994 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,605.68 including $7,704.00 of principle and $901.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In August, 2010, the Company issued 15,943,242 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $10,975.33 including $9,793.65 of principle and $1,181.68 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In August, 2010, the Company issued 55,576,481 shares of unrestricted Common Stock to Fox Hollow Holdings, Inc in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $38,258.85 including $34,000 of principle and $4,258.85 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 53,046,206 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $36,517.01 including $33,100.00 of principle and $3,417.01 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 12,836,118 shares of unrestricted Common Stock to The Gary Fears Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $8,836.38 including $8,000.00 of principle and $836.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 54,245,717 shares of unrestricted Common Stock to Joint Strategy Group in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,342.75 including $33,234.43 of principle and $4,108.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to Sean Sullivan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 63,864,767 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $43,964.51 including $38,787.21 of principle and $5,177.30 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 50,219,529 shares of unrestricted Common Stock to TCI Global Trading in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $34,571.12 including $30,500.00 of principle and $4,071.12 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In September, 2010, the Company issued 17,459,453 shares of unrestricted Common Stock to Venetian Investment Partners in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $12,019.09 including $10,603.71 of principle and $1,415.38 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock

 Issuance of Common Stock to ZA Consulting

The Company issued 20,000,000 restricted shares of Common Stock to ZA Consulting, Inc. in May, 2010, as consideration for investor relations services and related consulting services valued at $100,000.

Issuance of Common Stock to Phillip Scott

In March 2010, the Company entered into a Settlement and Release Agreement with DS Enterprises, Inc. (“DSE”) in connection with an unpaid convertible promissory note.  The Company issued 45,805,758 unrestricted shares of Common Stock to Phillip Scott in March, 2010 per the terms of a settlement agreement between the Company and DS Enterprises as full and complete settlement of all claims held by DSE against the Company. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to Alexis Korybut

The Company issued 50,000,000 restricted shares of Common Stock to Alexis Korybut in March, 2010 as a signing bonus per the terms of his employment agreement of January 1, 2010.  No registration rights were issued in connection with these shares.

The Company issued 14,000,000 restricted shares of Common Stock to Mr. Alexis Korybut in September 2010 as additional compensation. No registration rights were issued in connection with these shares.  The shares were valued at $27,300.

 Issuance of Common Stock to Michael Cariello

The Company issued 50,000,000 restricted shares of Common Stock to Michael Cariello in March, 2010 as a signing bonus per the terms of his employment agreement of January 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $62,500.

Issuance of Common Stock to Rene Ferrer

The Company issued 50,000,000 restricted shares of Common Stock to Rene Ferrer in July, 2010 as a signing bonus per the terms of his employment agreement of July 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $200,000.

Issuance of Common Stock to Tom Robinson

The Company issued 10,000,000 restricted shares of Common Stock to Tom Robinson in July, 2010 as a signing bonus per the terms of his employment agreement of July 1, 2010.  No registration rights were issued in connection with these shares.  The shares were valued at $36,500.

Issuance of Common Stock to David Perin

The Company issued 2,500,000 unrestricted shares of Common Stock to David Perin in July, 2010 per the terms of a settlement agreement between the Company and David Perin. No registration rights were issued in connection with these shares. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to MBC Consulting Corp.

The Company issued 15,000,000 restricted shares of Common Stock to MBC Consulting LLC in September, 2010 pursuant to a consulting agreement between MBC and the Company. No registration rights were issued in connection with these shares.  The shares were valued at $29,250.

Issuance of Common Stock to Wall Street Resources, Inc..

The Company issued 6,000,000 restricted shares of Common Stock to Wall Street Resources, Inc. in September, 2010 pursuant to a consulting agreement between Wall Street Resources and the Company. No registration rights were issued in connection with these shares.  The shares were valued at $11,700.

Retirement of Common Stock

The Company retired 86,885,154 shares of its Common Stock in March, 2010, which had been issued to Plumtree Capital Management, LLC, pursuant to an agreement between the Company and Plumtree Capital Management LLC in November, 2009.

Series A Preferred Stock

On March 21, 2007, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Nevada, designating a series of 50,000,000 shares of Preferred Stock of the Company, $.001 par value (the “Series A Preferred Stock”).

On March 21, 2007, the Company filed a Certificate of Designation of Series A Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Nevada, designating a series of 50,000,000 shares of Preferred Stock of the Company, $.001 par value (the “Series A Preferred Stock”). Pursuant to the Series A Certificate of Designation, holders of the Company’s Series A Preferred Stock are entitled to:

-	Elect one director to the Company’s board of directors;
-	Vote on all other matters on a 25 votes per share Common Stock basis.
-
With respect to dividend rights, rights on redemption, rights on conversion and rights on liquidation, winding up and dissolution, rank senior to all Common Stock, warrants and options to purchase Common Stock established by the Board or the Stockholders (all of such equity securities of the Corporation to which the Series A Preferred Stock ranks senior are collectively referred to herein as “Junior Stock”).

-	Each share of Series A Preferred Stock is initially convertible into 2 shares of the Common Stock of the Company, subject to adjustment for stock splits, recapitalization or other reorganizations.

In addition, the Series A Preferred Stock:

-
has weighted average antidilution protection that will cause the conversion price to adjust downward in the event that the Company issues shares of Common Stock or securities convertible into Common Stock at a price of less than the conversion price of the Series A Preferred Stock then in effect may be converted into Common Stock at the option of the holder; and

-
Diluted net loss per share reflects per share amounts that result if dilutive common stock equivalents are converted to common stock. Common stock equivalents, consisting of convertible debt, options and warrants were not included in the calculation of diluted loss per share for the three months ended September 30, 2008 and 2009 because their inclusion would have had been anti-dilutive.

NOTE 7 - STOCKHOLDERS' EQUITY:

Effective as of April 24, 2009, the Company filed an amendment to its Articles of Incorporation (the “Amendment”) to increase the Company’s authorized capital stock from 1,050,000,000 shares of Common Stock, par value $.001 per share to 3,050,000,000 shares, par value $.001 per share, of which 3,000,000,000 shares are Common Stock and the remaining 50,000,000 shares are a newly created class of “blank check” preferred stock.

NOTE 8 – COMMITMENTS:

Compensation Agreements

On April 15, 2009, the Company entered into an employment agreement with Mark Daniels as Chief Executive Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $160,000 and a signing bonus of 80,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Daniels in the management bonus pool. No registration rights were granted in connection with these shares. Mr. Daniels was terminated in November of 2009, and the Company is currently pursuing through a legal action the retirement of the 80,000,000 restricted shares of its Common Stock.  Mr. Daniels was terminated in November of 2009, and the Company is currently pursuing through a legal action the retirement of the 80,000,000 restricted shares of its Common Stock.

On April 15, 2009, the Company entered into an employment agreement with Alexis Korybut as Vice President of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 60,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Korybut in the management bonus pool.

On April 15, 2009, the Company entered into a consulting agreement with Joint Strategy Group, LLC to provide consulting services to the Company.  The term of the agreement is for one year, and provides for a monthly fee of $5,000 and a signing bonus of 60,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Joint Strategy Group, LLC in the management bonus pool. No registration rights were granted in connection with these shares.

On January 1, 2010, the Company entered into a new employment agreement with Alexis Korybut as President, Chief Executive Officer, and Chief Financial Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Korybut in the management bonus pool. No registration rights were granted in connection with these shares.

On January 1, 2010, the Company entered into a new employment agreement with Michael Cariello as Chief Operating Officer of the Company.  The term of the agreement is for one year, and provides for an annual salary of $120,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Cariello in the management bonus pool. No registration rights were granted in connection with these shares.

In May, 2010, the Company entered into a six-month Corporate Development Services Agreement with ZA Consulting, Inc. to provide, among other services, investor relations consulting services.  As consideration for the services to be provided by ZA Consulting, the Company issued 20,000,000 shares of Common Stock to ZA Consulting and agreed to pay $150,000 in cash to ZA Consulting. No registration rights were granted in connection with these shares.  The shares were valued at $100,000.

On July 9, 2010, the Company entered into an employment agreement with Rene Ferrer as Director of Business Development for Latin America.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

On July 14, 2010, the Company entered into an employment agreement with Tom Robinson as Director of Disaster Relief Services of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 10,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.  The shares were valued at $36,500.

On August 17, 2010, the Company entered into a consulting agreement with Wall Street Resources, Inc. to provide investor communications services to the Company. The term of the agreement is for one year. The agreement provides for a total fee of $31,500 in cash and 6,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares. No registration rights were granted in connection with these shares.

On August 25, 2010, the Company entered into a consulting agreement with MBC Consulting Corp. to provide financial support services. The term of the agreement is for one year. The agreement provides for a total fee of 15,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

 Lease Agreement

On May 18, 2010, the Company signed a lease agreement with Air Support Systems, LLC. The Lease Option Agreement with Air Support Systems, LLC gives TADS the right to enter into exclusive one-year renewable leases for any or all of the four IL-76 and IL-76 supertanker aircraft, under a fee arrangement that allocates 50% of the operating profits each to TADS and Air Support Systems, respectively.

Subsequent Events

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $146,142.51 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 73,071,255 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $18,244.62 to Alexis Korybut as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,122,310 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $3,000.00 to Tom Robinson as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 1,500,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $30,000.00 to Michael Cariello as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 15,000,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 15, 2010, the Company issued a Convertible Debenture in a principle amount of $110,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 55,000,000 shares of Common Stock at a conversion price of $0.002 per share.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to Juliana Hoyos Castellar in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,284,487 shares of unrestricted Common Stock to Amy Crystal in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,290.63 including $2,000.00 of principle and $290.63 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Humberto De Armas in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Estella A. Korybut Irrevocable Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Marla Lopez Garcia in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Revocable Living Trust Agreement of Michael M. Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 33,334,172 shares of unrestricted Common Stock to Fox Hollow Holdings in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,947.24 including $20,800.00 of principle and $2,147.24 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 32,395,947 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,301.37 including $20,000.00 of principle and $2,301.37 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 11,050,838 shares of unrestricted Common Stock to Peter Maffitt in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $7,706.95 including $6,729.11 of principle and $977.84 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 7,390,097 shares of unrestricted Common Stock to Nathalie Zambrano in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $5,153.92 including $4,500.00 of principle and $653.92 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,095,843 shares of unrestricted Common Stock to Evan Pruzan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,145.32 including $2,000.00 of principle and $145.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 31,800,000 shares of unrestricted Common Stock to Brad Bingham in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $38,702.05 including $37,500.00 of principle and $1,202.05 of accrued interest, at a conversion price of $0.00125 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

Issuance of Common Stock to Alexis Korybut

The Company issued 14,000,000 restricted shares of Common Stock to Mr. Alexis Korybut in October, 2010 as additional compensation. No registration rights were issued in connection with these shares.  The shares were valued at $32,200.

Legal Proceedings

Mr. Charlie Searock, a former executive officer of our company, has brought a lawsuit in the District Court of the 336th Judicial District of Grayson County, Texas against us and seven other defendants on February 6, 2007, on claims of breach of an employment agreement between Searock and International Tactical Training Center, Inc. (“ITTC”). (Charles J. Searock, Jr., vs. Tactical Air Defense Services, Inc., International Tactical training Center, Inc., Mark Daniels, Victor Miller, John Farley, Gary Fears, Jamie Goldstein, and Joel Ramsden, Cause No.07-0322-336). ITTC and the Company are the only two corporate defendants named in the Searock lawsuit. Of the six individuals named as defendants, three are former ITTC management.   Searock asserts that the Company is liable for ITTC’s breach of employment agreement because he alleges that the Company acquired ITTC’s assets, and that ITTC was a former subsidiary of AeroGroup, Inc., an entity not named as a defendant in the Searock lawsuit. In addition to his claim for breach of the ITTC employment contract, Searock also asserts theories of tort liability against the defendants.   The Company denies any liability to Searock on his claim for breach of the ITTC employment contract and denies Searock has any factual basis to impose liability on the Company under any of his theories of tort liability. Specifically, the Company denies that it acquired, owns or controls ITTC’s former assets. The Company believes that this claim is without merit and is working towards resolution of the same.

In June of 2009, Victor Miller and Air 1 Flight support, an entity controlled by Victor Miller, caused an injunction to be placed on the Company to not relocate the IL-78, which the Company leases from a third party, as a result of a lien Victor Miller and Air 1 Flight Support placed on the IL-78 for unpaid services provided to the third-party leasing the IL-78 to the Company.  The Company believes that the lien and injunction are completely without merit based upon Victor Miller and Air 1 Flight Support being party to a settlement agreement between the parties including the third-party subject to the lien.  Victor Miller and Air 1 Flight Support subsequently filed a motion for contempt of court against the Company subsequent to the IL-78 having been relocated by a third-party to which the Company leases the IL-78, without the knowledge or assistance of the Company.  Victor Miller and Air 1 Flight Support subsequently filed a legal proceeding against the Company in Michigan in connection with the lien, which has resulted in a judgment against the Company.  The Company intends to contest the judgment which it was not given the opportunity to defend against for what it believes to be a fraudulent lien. The Company believes that these motions and proceedings are without merit, and the Company intends to vigorously defend itself, and pursue Victor Miller and Air 1 Flight Support for tortuous interference and material damages to the Company.

On March 4, 2010, TADS sued Mark Daniels, the Company’s former President and Chief Executive Officer, and various entities affiliated with or controlled by Mr. Daniels, in The Circuit Court of The 15th Judicial Circuit in and for Palm Beach County, Florida, for temporary and permanent injunctive relief, damages, and other relief for breach of contract; breach of fiduciary duty and duty of loyalty; tortuous interference with advantageous and contractual relationships, and misappropriation, misuse and conversion of trade secrets and confidential business information. Although the Court did not grant our Emergency Motion for Preliminary Injunction, the court did find that here continues to be a valid and enforceable agreement between the parties. Most recently, the Company filed motions for the disgorgement of certain assets and opportunities that it believes Mr. Daniels has misappropriated, and for the cancellation of certain convertible promissory notes and certain share issuances that it believes the Company awarded to Mr. Daniels without proper consideration when Mr. Daniels was the President, CEO, and director of the Company, and based upon information relied upon at the time by Mr. Daniels that the Company believes was materially misrepresented by Mr. Daniels.  The Company is continuing to vigorously pursue all claims and remedies against Mr. Daniels and the other the defendant in such action. TADS is currently preparing its case against Mr. Daniels and the other defendants to seek permanent injunctive relief and damages, and we believe that we will prevail in this action, although no assurances can be given.

On May 7, 2010, Mr. Daniels filed an improper and frivolous Involuntary Chapter 7 Petition (the “Petition”) against the Company in the United States Bankruptcy Court for the Southern District of Florida, in an effort to circumvent the legitimate court process, by claiming non-payment of a promissory note that the Company contends in its litigation against Mr. Daniels was issued without proper consideration when Mr. Daniels was the President, Chief Executive Officer, and a Director of the Company. Upon notification to the Company on May 10, 2010 of this improper Petition, the Company requested and was granted an Emergency Hearing for May 14, 2010 in the United States Bankruptcy Court in the Southern District of Florida before Chief Justice Paul G. Hyman (the "Emergency Hearing"). On May 14, 2010, Chief Justice Paul G. Hyman dismissed the Involuntary Chapter 7 Petition by a signed Order granting an emergency Motion to Dismiss the Involuntary Chapter 7 Petition filed against the Company by Mr. Daniels.  In the Court Order, it was agreed that:

-	Mr. Daniels’ claim is the subject of a bona fide dispute;
-	The Company has more than 12 unsecured creditors (note holders are the only claims not in dispute);

-
The Court should enter an Order dismissing Mr. Daniels’ involuntary petition, with prejudice to any subsequent involuntary petition by Mr. Daniels (i.e.. he is barred from refilling an involuntary petition), or any insider or affiliate of Mr. Daniels; and

-
Moreover, Mr. Daniels cannot pursue any efforts or take any actions to solicit, recruit, encourage, or cause any other alleged creditor of the Company to file an involuntary bankruptcy petition against the Company.

-
The Company agreed to withdraw its claim for attorney’s fees, costs, damages and punitive damages arising from the improvident filing in exchange for Mr. Daniels’ consent to the dismissal of the petition.

Additionally, Mr. Daniels’ attorney of record who filed the Petition, as a result of learning that Mr. Daniels had materially misstated the facts and failed to disclose that Mr. Daniels was currently the Defendant in civil litigation with the Company, filed a motion to withdraw his representation of Mr. Daniels in the Petition.

Other than those described herein, as of the date of this Report, TADS is not a party to any pending litigation or legal proceeding that is not in the ordinary course of business. To our knowledge, no such proceedings are threatened other than those described herein.

ITEM 2.                      MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This discussion and analysis in this Quarterly Report on Form 10-Q should be read in conjunction with the accompanying Consolidated Financial Statements and related notes. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. We review our estimates and assumptions on an on-going basis. Our estimates are based on our historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below in ‘‘Critical Accounting Policies,’’ and have not changed significantly.

In addition, certain statements made in this report may constitute forward-looking statements. These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, but not limited to, 1) our ability to obtain necessary regulatory approvals for our products; and 2) our ability to increase revenues and operating income, is dependent upon our ability to develop and sell our products, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance. Although we believe that the expectations reflected-in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are only predictions.  The forward-looking events discussed in this Quarterly Report, the documents to which we refer you, and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  The forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing.

OVERVIEW AND PLAN OF OPERATION

Tactical Air Defense Services, Inc. (“TADS”) is a Nevada public corporation that offers air-combat training, aerial refueling, aircraft maintenance training, disaster relief services, and other Aerospace/Defense services to the United States and Foreign militaries and agencies. TADS is certified by the United States Government as a private-sector military contractor and has been granted the required security clearances. The Company is currently a developmental stage company with limited current business operations, no active contracts in operation and uncertain viability.

The Company’s executive offices are located at 123 West Nye Lane, Suite 517, Carson City, Nevada, 89706 and the Company’s phone number is (775) 888-6744.

TADS Corporate History

TADS was incorporated in the State of Nevada on July 9, 1998 under the name Natalma Industries, Inc. Originally, TADS operated as a junior mining company engaged in the exploration of mining properties. We were unsuccessful in locating a joint venture partner to assist us in the development of our mining claims. As a result, TADS was unable to pay for and perform the exploration and development required in its agreement with the owners of its properties and lost our rights to the mining claims. Our management at the time, therefore determined that it was in the best interest of our shareholders that we seek potential operating businesses and business opportunities with the intent to acquire or merge with another business, which led to the purchase substantially all of the assets of AeroGroup Incorporated on December 15, 2006 (the “AeroGroup Acquisition”). The complete terms of the AeroGroup Acquisition were disclosed in our Form 8-K filed with the SEC on December 18, 2006. AeroGroup Incorporated originally commenced its operations and business plan as a contractor of military flight training as AeroGroup International Corporation in January 2002, and eventually merged with and acquired AeroGroup Incorporated.

Current Business Operations

As a result of the U.S. Base Foreclosure Act, the overall downsizing of the armed forces of the U.S. and its foreign allies, and the advanced age of the U.S. military air fleet, there was insufficient equipment and personnel to meet demands for combat air training and air refueling training. The wars in Iraq and Afghanistan and various regional conflicts and terrorist’s acts, have only added to this crisis. The private-sector is now being asked to fill a role once the exclusive domain of the military, and the capabilities of civilian contractors are well recognized, and are frequently proven superior and more efficient than public-sector contractors. In addition, due to the escalating wild fires in the Western U.S., and the financial and environmental costs associated with this crisis, fire-fighting preparedness and capability have become a top priority at both the State and Federal levels of government. Again, the private sector is being asked to provide services that were previously the domain of the public-sector.

In order to meet present and future military, environmental, and financial threats, the United States and its allies has been forced to continue to commit billions of dollars to training, preparedness, and execution. These needs cannot be met without the support of the private-sector. We believe that there is currently no other private-sector contractor which can adequately fulfill these diverse and urgent demands, and we believe that TADS, through its current management and business contacts and relationships, possesses access to the aircraft, personnel, and operational skills necessary to claim a significant piece of this rapidly growing and highly-profitable market for diverse air support services, although the Company does not currently have any active contracts and it cannot be assured that it will be awarded any such contracts in the future.

We are currently pursuing and negotiating for the acquisition of maintenance and air training contracts with both the United States Department of Defense and various foreign militaries, but for security purposes, cannot disclose the countries with which we are engaged in discussions or bids. We believe that our most likely future revenues will come from foreign military training, both air and maintenance. The contracts that we are pursuing can be executed with or without planes or other physical assets, but the acquisition of planes and equipment would greatly enhance our ability to capture more and larger contracts.  As disclosed below, we are currently engaged in litigation to secure certain aircraft and parts that we believe have been improperly interfered with by third parties.  We have been pursuing this remedy diligently and although we believe that we will prevail and will successfully acquire the assets, the timing is uncertain as is the eventual outcome. Although we believe we will prevail in the acquisition of such assets, we are currently exploring other opportunities to acquire military aircraft and other military assets in order to further our business strategy. In order to acquire any such military assets, the Company would either need to lease such assets with the requirement of an upfront payment of a minimal security deposit, which funds the Company believes it has access to, or to purchase such assets. In either lease or purchase scenario, the Company would need additional funding and is currently exploring asset-based financing for the assets which it is contemplating purchasing and/or leasing, although it cannot give assurances that any such funding will be available to the Company for such use.

Air Combat Training

Air combat training exercises are currently conducted by the training commands of the United States Air Force, United States Navy, and of most of our NATO and foreign allies. We believe neither the U. S. Department of Defense (the “DoD”) nor its allies have sufficient personnel, support equipment, or access to foreign enemy type aircraft, to meet current demand. In many instances our European allies have neither the facilities nor the extensive airspace required for fighter combat training or fighter bomber training that we hope to provide.

TADS believes it will be able to provide the armed forces of the U.S. and its allies with a vast array of training services and support functions including, but not limited to air combat instruction and tactical training, actual aggressor simulated combat, classroom instruction, and airspace scheduling, fueling, aircraft spare parts support, aircraft maintenance and aircraft maintenance training.

Air combat simulation exercises are currently conducted by the training commands of the United States Air Force, United States Navy, and of most of our NATO, and foreign allies. We believe neither the DoD nor its allies have sufficient training and support equipment and personnel to meet current demand. In many instances, our European allies have neither the facilities nor the extensive airspace required for fighter combat training or fighter bombing training that TADS believes it can provide.

Although not a requirement, it is probable that in order to be awarded any such contract, the Company would need to acquire, through either lease or purchase, certain military aircraft to be deployed in any related contract.  The purchase of any such military aircraft would require significant additional funding, typically an asset-based funding, which funding the Company does not currently have in place, nor can guarantee that it will be able to acquire.

Our current proposed flight training services focus on two major components; initial qualification flight training and advanced flight training, both of which consist of ground, and in air flight training. In addition, we are preparing to perform other flight training support services as described herein.

Initial Qualification Flight Training

Initial qualification flight training consists of the training of military pilots that have only recently become qualified in their aircraft and of more experienced pilots returning for recurrency training. Initial qualification flight training involves aircraft specific flight theory, flight maneuvers, aerodynamics and emergency in flight procedures as they relate to combat in a specific aircraft. Pilots and other crew members are also trained in cockpit resource management, which focuses on division of duties between pilot and co-pilot and utilization of resources within the aircraft cockpit to complete the flight plan and address emergencies. Initial qualification training involves many hours of classroom instruction in aircraft systems operations, air-to-air flight maneuvers, tactics, formation flying, instrument training and air-to-ground tactics. In flight instruction is generally provided only once the pilot has shown proficiency in ground instruction and flight simulator instruction.

Although not a requirement, it is probable that in order to be awarded any such contract, the Company would need to acquire, through either lease or purchase, certain military aircraft to be deployed in any related contract.  The purchase of any such military aircraft would require significant additional funding, typically an asset-based funding, which funding the Company does not currently have in place, nor can guarantee that it will be able to acquire.

Advanced  Flight Training

Advanced flight training focuses on combat and other advanced maneuvers and is conducted after the pilot completes initial qualification training and returns to a “full service” training facility where he is provided refresher or upgrade training to sharpen his or her combat skills. We intend to focus the training venue on approved overseas customers and NATO customers who would use our accessible facilities and ranges to qualify, in some cases, and re-qualify in other cases in specific combat skills like air-to-air, air-to-ground, electronic countermeasure training, air-refueling training, and other advanced maneuvers.

Although not a requirement, it is probable that in order to be awarded any such contract, the Company would need to acquire, through either lease or purchase, certain military aircraft to be deployed in any related contract.  The purchase of any such military aircraft would require significant additional funding, typically an asset-based funding, which funding the Company does not currently have in place, nor can guarantee that it will be able to acquire.

U.S. Military Training

A crucial component to aerial combat training involves training against actual foreign adversary aircraft which are typically Russian, ex-Soviet bloc, or Chinese. However, because the U.S. military has little to no access to “enemy” aircraft, the status-quo has been to use aged U.S. military aircraft operating as the adversarial or “Red Air” aircraft. The status-quo leaves much to be desired because aged U.S. military aircraft do not possess the flying characteristics or capabilities of sophisticated enemy combat aircraft, nor do they emit the same electronic, radar signature, or visual signals.

Through its past and present relationships with companies licensed by the U.S. Department of Justice (BATF) to import foreign weapons of war, TADS believes it can provide unique Red Air aggressor aircraft, along with ILyushin IL-78’s available in the U.S. or the Ukraine.  These are the aircraft that are the actual fighter aircraft currently used substantially many of the former Soviet bloc countries and non-allied nations.

In connection with contracts to provide adversary combat aircraft to the U.S. military, TADS believes it can supply various support services such as adversary pilots, spare parts, service and maintenance of the adversary aircraft, tactical training, actual aggressor simulated combat, and classroom instruction.

Although not a requirement, it is probable that in order to be awarded any such contract, the Company would need to acquire, through either lease or purchase, certain military aircraft to be deployed in any related contract.  The purchase of any such military aircraft would require significant additional funding, typically an asset-based funding, which funding the Company does not currently have in place, nor can guarantee that it will be able to acquire.

Foreign Air Combat Training

Unlike the training of the U.S. military, air combat training of foreign allied militaries typically entails air combat training techniques and strategies using U.S. military aircraft such as the F-16, which such foreign militaries have already purchased. Although a commercial endeavor, it has been a strategic decision of the U.S. government to supply U.S. fighter aircraft to its allies. However, the ability and resources of the U.S. military to thereafter train the foreign purchasers of its aircraft is extremely limited and sub-par.

As a result, there is a backlog of allied countries that have purchased F-16’s and other U.S. fighter aircraft, and that have immediate and ongoing need for air combat training. TADS believes they are able to offer to foreign militaries actual combat training from highly experienced U.S. fighter pilots, classroom training, and parts, service, and maintenance protocols for their aircraft. TADS also believes it has the capability to either train on foreign soil and foreign military bases to fulfill multi-year contracts, or to provide a turn-key solution by hosting foreign militaries on U.S. soil, and therein provide not only pilots, training protocols, and parts, service, and maintenance, but also the air-bases, bombing ranges, fueling services, housing requirements, etc.

Although not a requirement, it is probable that in order to be awarded any such contract, the Company would need to acquire, through either lease or purchase, certain military aircraft to be deployed in any related contract.  The purchase of any such military aircraft would require significant additional funding, typically an asset-based funding, which funding the Company does not currently have in place, nor can guarantee that it will be able to acquire.

Air to Air Refueling

As demonstrated by the debacle between Boeing and AES in the awarding of the next generation of air refueling aircraft, air refueling is big business, and the U.S. fleet of air refueling aircraft, which were all built in the 1950’s and 1960’s, are operating well below the required levels. With its aging fleet and the uncertainty of the delivery of new tankers, there is an immediate need for the military to outsource air re-fueling and air refueling training.

On May 18, 2010 TADS signed a Lease Option Agreement for the exclusive lease of two Russian ILyushin IL-78 and two ILyushin IL-76 supertanker aircraft from Air Support Systems, LLC. The IL-78 is used for mid-air refueling by most air forces in the world including Russia, most former Soviet republics, China, India, Pakistan, Cuba, Libya, Syria, and many others. The TADS IL-78 is the Midas version and is configured for mid-air refueling. It is capable of re-fueling at an airspeed exceeding 400 knots, and can deliver fuel to three aircraft simultaneously. In addition, the ILyushin aircraft are the only planes ever made for the purpose of aerial fire-fighting and water-bombing, and are recognized as far superior to any other aircraft in existence for this purpose. A copy of the Lease Option Agreement was attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

Although the Company believes it has the resources available to it to pursue such air to air refueling contracts, the Company does not anticipate being awarded any such contracts in the near future.

Aerial Fire-Fighting

In addition to its military operation capabilities, the IL-76/78 is the only large aircraft ever built for the purpose of aerial water-bombing, and is considered by most fire-fighting experts as the most capable. The ILyushin IL-76/78 aircraft are dedicated water-bombers that are capable of quickly and efficiently disbursing large quantities of water or fire retardant to defeat the increasing damage from the extensive forest fires in the Western U.S. and other areas.

As exemplified by the state-of emergency declared by California recently, the United States Forest Service estimates that forest fires will be a permanent threat. In addition to the substantial revenue stream that TADS anticipates could result from these services, we believe that TADS would receive valuable high-profile publicity from providing aerial fire-fighting services.

Due to the escalating forest fire crisis in the Western U.S., and the unique capabilities and exclusivity of its ILyushin aircraft, prior to cancellation of its exclusive lease, TADS had been exploring opportunities with State and Federal agencies in connection with providing aerial fire-fighting services to combat the seemingly ever-growing devastation of forest fires. Although the Company believes it has the resources available to it to pursue such aerial firefighting contracts, the Company does not anticipate being awarded any such contracts in the near future.

Specialty Aerial Services

In addition to its use as an air refueling aircraft and as an aerial fire-fighter, the unique characteristics of the IL-78 make it extremely desirable for a number of specialty aerial services.

The IL-78 aircraft is a versatile workhorse that can be configured for heavy cargo and used for the transport of military vehicles, heavy equipment, and commercial air cargo services. The IL-78 has unique performance capabilities and is famous for its ability to operate in extreme conditions and from marginal landing areas.

Although the Company believes it has the resources available to it to pursue such specialty contracts, the Company does not anticipate being awarded any such contracts in the near future.

Current Asset Status

On May 18, 2010 the Company signed a lease agreement with Air Support Systems, LLC. As consideration for the lease option, TADS issued Air Supports Systems, LLC a one-time up-front fee consisting of 10,000,000 shares of the Company’s restricted common stock. The lease provides TADS an exclusive one year period in which to lease and utilize the aircraft in exchange for: (i) a fee equal to fifty (50%) percent of the operating profits of any contract, where operating profits equals the gross cash receipts derived from a contract minus the direct expenses of operating said contract; (ii) a fee equal to fifty (50%) percent of the fee paid to TADS in connection with any off-loaded fuel for which TADS is paid in connection with a contract for air-to-air refueling; and (iii) TADS and Air Support Systems, LLC shall agree upon a minimum monthly, quarterly, or annual fee amount, as the case may be, on a case-by-case basis, relevant to the type and terms of the particular aircraft under lease and the related contract. A copy of the Lease Option Agreement was attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

On August 31, 2010, the Company entered into a Settlement Agreement and Release with M&M Aircraft Acquisitions, Inc. (the “M&M Agreement”) to acquire the exclusive right to purchase a number of military jets and related parts and engines.  Approximately $2,000,000 is required to complete the purchase of the assets under the M&M Agreement and the Company believes the ability to raise financing to cover such acquisition costs is good, however, as of the date of this amended Report, because M&M has failed to perform its obligations under the M&M Agreement, we cannot move forward on any financing until such time as this issue is resolved. We have re-initiated legal action against M&M in Palm Beach County, Florida in order to take possession of the related aircraft and parts. Despite the legal hurdles, the Company is currently exploring a number of financing proposals for the funding of the acquisition of the assets. TADS believes that when fully operational and under contract, the aircraft may add between $9,000,000 and $13,500,000 in the aggregate per year to its top-line revenue. In addition, TADS anticipates that the aircraft, related parts, and jet engines may significantly increase the assets to its balance sheet, as well as provide additional cash-flows to the Company from sales of surplus spare parts and jet engines. A copy of the M&M Aircraft Settlement Agreement and Release has been attached as an exhibit hereto and incorporated herein by reference. However, although the Company believes it will prevail in certain legal disputes with M&M Aircraft Acquisitions, Inc. as described herein, the assets may not be available to the Company for an indefinite period, if ever.

The Company is currently exploring other opportunities to acquire military aircraft and other military assets in order to further its business strategy. In order to acquire any such military assets, the Company would either need to lease such assets with the requirement an upfront payment of a minimal security deposit, which funds the Company believes it has access to, or to purchase such assets, In either lease or purchase scenario, the Company would need additional funding and is currently exploring asset-based financing for the assets which it is contemplating purchasing and/or leasing, although it cannot give assurances that any such funding will be available to the Company for such use.

RESULTS OF OPERATIONS

Revenues

	Nine months ended September 30

	2010	2009

Total Sales	$0	$0

We had no revenues for the nine months ended September 30, 2010 or 2009.

Operating Expenses

	Nine months ended September 30

	2010	2009

Operating Expense	$726,836	$552,591

Total operating costs of $726,836 for the nine months ended September 30, 2010 and $552,591 for the nine months ended September 30, 2009 consisted of general and administrative expenses, including the compensatory element of stock issuances for such periods.

Net Profit (Loss)

	Nine months ended September 30

	2010	2009

Net Profit (Loss)	($1,044,001)	($582,591)

For the nine months ended September 30, 2010, we sustained net losses of $1,044,001 as compared with net losses of $582,591 for the nine months ended September 30, 2009.

Liquidity and Capital Resources

As at September 30, 2010, the Company had total assets of $0. There were liabilities of $1,565,593 comprised of $51,724 in accounts payable and $1,565,593 in long term debentures. Assets of $0 and liabilities of $1,565,593 resulted in a working capital deficiency of $1,565,593. The Company reported total stockholders’ deficit of $1,565,593 at September 30, 2010. We anticipate that our current cash on hand of $0 as of September 30, 2010 is not sufficient to satisfy our cash requirements without additional funding.  The Company has funded its operations and met its capital expenditures requirements primarily through cash generated from contributions from the issuance of convertible debt securities and short-term promissory notes. We do not have any financing commitments and no assurance can be made that we will be obtaining financing at the times and terms needed. Therefore, there is substantial doubt that we will be able to continue as a going concern. In addition, we will need substantial additional capital during the next 12 months on order to complete our business plan.

During the year ended December 31, 2010, the Company believes that it will expend funds on the following:

-	Expenses related to the acquisition of potential contracts;
-	Leasing and refurbishment of certain military aircraft and equipment;
-	Leasing and refurbishment of training facilities to fulfill potential contracts; and
Hiring of additional employees and independent contractors to fulfill potential contracts.

Total current judgments outstanding against the Company described more fully in Part II; Item 1. Legal Proceedings total approximately $3,270,422 plus accrued interest. Considering the overall current legal proceedings described more fully in Part II; Item 1. Legal Proceedings and those specific to the acquisition of assets under the M&M Agreement described above in Part I.; Item 2. Management’s Discussion and Analysis or Plan of Operations; Overview and Plan of Operation; Current Asset Status, the Company has and expects to continue to expend significant funds on legal expenses.  Legal expenses have been a burden upon the liquidity of the company since early 2010, and continue to be so, although we believe a portion of these expenses will be greatly reduced in the coming year as the litigation is anticipated to be resolved within that time frame. Considering the importance of some of the current litigation to the Company, although it is an expense that we would prefer not to incur, our management believes that it is a necessary expense and we believe we can obtain financing to continue to fund the litigation.  In connection with the Searock judgments against the Company, it is the Company’s position that it will be overturned on appeal in light of both the evidence and the fact that the Company did not receive proper notice of impending litigation and was not able to present any defense, and as such, until such time as final determinations by the courts have been made, we do not expect these judgments against the Company to affect our liquidity.

Need for Additional Capital

As indicated above, management does not believe that the Company has sufficient capital to sustain its current and execute its proposed operations without raising additional capital.  We presently do not have any immediately available credit, bank financing or other external sources of liquidity.  Accordingly, we expect that we will require additional funding through additional equity and/or debt financings.  However, there can be no assurance that any additional financing will become available to us, and if available, on terms acceptable to us.

Any financing, if available, may involve restrictive covenants that may impact our ability to conduct our business or raise additional funds on acceptable terms.  If we are unable to raise additional capital when required or on acceptable terms, we may have to delay, scale back or discontinue our expansion plans.  In the event we are unable to raise additional capital we will not be able to sustain any growth or continue to operate.

As of the date of this amended report, we are currently pursuing approximately $400,000 of short term financing in order to (i) help satisfy our immediate liquidity needs, and (ii) lease certain military aircraft that we believe will begin to generate revenue and earnings such that it will cover a material portion of our broader and future liquidity needs. Considering the $2,000,000 in estimated capital required to complete the purchase of the assets under the M&M Agreement and the legal expenses associated with the M&M Agreement and those required to defend against the approximately $3,270,422 plus accrued interest in judgments against us, the $400,000 in potential immediate financing will not completely satisfy our current liquidity needs. We are also pursuing a number of contracts that we believe will generate revenues and earnings to cover any outstanding liquidity shortfall. In addition, although we can make no guarantees, we believe that the current M&M litigation for the related aircraft and parts will be settled in our favor, and that the acquisition of said assets will greatly change the liquidity prospects of the Company due to either putting such aircraft to work on contract or by selling the assets at a significant premium to the price that the Company will have paid for such assets.

Effects of Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor the price change and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

Going Concern

The accompanying financial statements have been prepared assuming we will continue as a going concern.  We have had substantial operating losses for the past years and are dependent upon outside financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s plan to raise necessary funds from shareholders to satisfy the expense requirements of the Company.

CONTRACTUAL OBLIGATIONS

Consulting / Employment Agreements

On July 9, 2010, the Company entered into a new employment agreement with Renee Ferrer as Director of Business Development for Latin America of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 50,000,000 restricted shares of the Company’s Common Stock.  The agreement also provides for participation by Mr. Cariello in the management bonus pool. The complete terms and details of the employment agreement are included in a copy of the employment agreement attached as an exhibit hereto and incorporated herein by reference.

On July 14, 2010, the Company entered into a new employment agreement with Tom Robinson as Director of Disaster Relief Services of the Company.  The term of the agreement is for one year, and provides for an annual salary of $48,000 and a signing bonus of 10,000,000 restricted shares of the Company’s Common Stock. The complete terms and details of the employment agreement are included in a copy of the employment agreement attached as an exhibit hereto and incorporated herein by reference.

On August 17, 2010, the Company entered into a consulting agreement with Wall Street Resources, Inc. to provide investor communications services to the Company. The term of the agreement is for one year. The agreement provides for a total fee of $31,500 in cash and 6,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares. No registration rights were granted in connection with these shares.

On August 25, 2010, the Company entered into a consulting agreement with MBC Consulting Corp. to provide financial support services. The term of the agreement is for one year. The agreement provides for a total fee of 15,000,000 restricted shares of the Company’s Common Stock.  No registration rights were granted in connection with these shares.

Debt Obligations

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $318,570.50 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 127,428,200 shares of Common Stock at a conversion price of $0.0025 per share. The complete terms and details of the Convertible Debenture are included in a copy of the Convertible Debenture attached as an exhibit hereto and incorporated herein by reference.

On July 1, 2010, the Company issued a Convertible Debenture in a principle amount of $33,945.68 to Alexis Korybut as consideration for unpaid salary, benefits, and expenses to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 13,578,272 shares of Common Stock at a conversion price of $0.0025 per share. The complete terms and details of the Convertible Debenture are included in a copy of the Convertible Debenture attached as an exhibit hereto and incorporated herein by reference.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $146,142.51 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 73,071,255 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $18,244.62 to Alexis Korybut as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 9,122,310 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $3,000.00 to Tom Robinson as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 1,500,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 1, 2010, the Company issued a Convertible Debenture in a principle amount of $30,000.00 to Michael Cariello as consideration for unpaid salary.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 15,000,000 shares of Common Stock at a conversion price of $0.002 per share.

On October 15, 2010, the Company issued a Convertible Debenture in a principle amount of $110,000 to the Gary Fears Trust as consideration for a loan to the Company.  The Convertible Debenture has a term of three years, an interest rate of 12%, and has full-ratchet anti-dilution protection.  The principle amount is convertible into 55,000,000 shares of Common Stock at a conversion price of $0.002 per share.

Other Agreements

On May 20, 2010, the Company entered into a Letter of Intent (the “LOI”) with Tactical Air Support, Inc. (“TAS”). TAS is a highly regarded Aerospace/Defense Services contractor founded by a group of former Navy, Marine, and Air Force Weapon’s School Instructors. TAS has won and successfully executed multiple Aerospace/Defense contracts awarded by divisions of the U.S. Department of Defense. TAS’s website is located at www.tacticalairsupport.com. Pursuant to the terms of the LOI and subject to further negotiation, the Company will acquire 100% of the equity interest (both common and preferred) of TAS such that following the transaction, TAS will become a wholly owned subsidiary of the Company. In exchange, the existing shareholders of TAS will be issued approximately 46% of post transaction issued and outstanding shares of the Company’s common stock. The parties have agreed to use their best efforts to close the Transaction within 120 days of execution of the LOI. The complete terms and details of the LOI are included in a copy of the LOI which was attached to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference. The Company and TAS are currently in the final stages of due-diligence, and the Company believes, although no assurances can be given, that the Transaction will be consummated before year-end 2010.

On May 18, 2010, the Company entered into an Aircraft Lease Option Agreement (the “Lease Option Agreement”) with Air Support Systems, LLC (“ASSL”) wherein the Company obtained an option to an exclusive lease of two Russian ILyushin IL-78 and two ILyushin IL-76 supertanker aircraft. The ILyushin IL-78 is a specialty military air-to-air refueling supertanker capable of refueling three aircraft simultaneously, and is widely regarded as the air-to-air refueling aircraft of choice around the world. The ILyushin IL-76 supertanker is a Russian made aircraft specifically designed for aerial fire-fighting, and which can be retrofitted for aerial oil-spill containment. The IL-76 is generally recognized throughout the world as the pre-eminent aerial firefighting tool available, and is widely considered superior to other aerial firefighting aircraft in existence. The Company intends to offer the ILyushin aircraft to the U.S. and foreign-allied militaries and other federal and state agencies for air-to-air refueling services, aerial fire-fighting services, oil-spill containment services, and other disaster relief deployment services. Under the terms of the Lease Option Agreement with ASSL, the Company maintains the right to enter into exclusive one-year renewable leases for any or all of the four ILyushin supertanker aircraft with shared operating costs split between the parties subject to further agreement. The Company is required to issue ASSL 10,000,000 shares of the Company’s restricted Common Stock and provides for a fee arrangement that allocates 50% of the operating profits each to the Company and ASSL respectively. As of the date herein, no shares have been issued pursuant to the Lease Option Agreement. The complete terms and details of the Lease Option Agreement are included in a copy of the Lease Option Agreement which was attached to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference.

On July 19, 2010 the Company entered into an MOU to acquire Sudamin A&D S.A. Sudamin shall transfer to TADF all shares of Sudamin’s common stock and preferred stock, which shall represent 100% of the equity interest of Sudamin, such that Sudamin shall become a wholly owned subsidiary of TADF. In exchange, the existing shareholders of Sudamin  shall be issued shares of TADF’s common stock such that the Sudamin Shareholders shall own a number of shares of TADF’s common stock, which number shall to be determined and subject to further mutual due diligence and execution of definitive agreements between the Parties. At present time, the Company is pursuing a minority interest in Sudamin, and is further determining the number of shares at which it would value such a minority interest in Sudamin.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 4.                      CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”) we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as September 30, 2010, being the date of our most recently completed fiscal quarter. This evaluation was carried out under the supervision and with the participation of our Chief Executive and Chief Financial Officer. Based upon that evaluation, our Chief Executive and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to them to allow timely decisions regarding required disclosure.  Such reasons for ineffectiveness were originally described in the Company’s Form 10-K for the period ending December 31, 2009 and are again outlined below:

Insufficient segregation of duties in our finance and accounting functions due to limited personnel.  During the year ended December 31, 2009, the company internally performed all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements.  Due to the fact these duties were performed oftentimes by the same people, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected.

Insufficient corporate governance policies.  Our corporate governance activities and processes are not always formally documented.  Specifically, decisions made by the board to be carried out by management should be documented and communicated on a timely basis to reduce the likelihood of any misunderstandings regarding key decisions affecting our operations and management.

We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies and we intend to consider the results of our remediation efforts and related testing as part of our next year-end assessment of the effectiveness of our internal control over financial reporting. However, due to the limited personnel and financial resources available to the Company at this time, the Company has been unable to ameliorate such weaknesses in our disclosure controls and procedures.

During our most recently completed fiscal quarter ended September 30, 2010, there were no changes in our internal control over financial reporting that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We currently do not have an audit committee, or a person serving on our Board of Directors who would qualify as a financial expert.

PART II

ITEM 1.                      LEGAL PROCEEDINGS

Mr. Charlie Searock (“Searock”), a former executive officer of our company, has brought a laws suit in the District Court of the 336 th Judicial District of Grayson County, Texas against us and seven other defendants on February 6, 2007, on claims of breach of an employment agreement between Searock and International Tactical Training Center, Inc. (“ITTC”). (Charles J. Searock, Jr., vs. Tactical Air Defense Services, Inc., International Tactical training Center, Inc., Mark Daniels, Victor Miller, John Farley, Gary Fears, Jamie Goldstein, and Joel Ramsden, Cause No.07-0322-336). ITTC and the Company are the only two corporate defendants named in the Searock lawsuit. Of the six individuals named as defendants, three are former ITTC management.   Searock asserts that the Company is liable for ITTC’s breach of employment agreement because he alleges that the Company acquired ITTC’s assets, and that ITTC was a former subsidiary of AeroGroup, Inc., an entity not named as a defendant in the Searock lawsuit. In addition to his claim for breach of the ITTC employment contract, Searock also asserts theories of tort liability against the defendants.   The Company denies any liability to Searock on his claim for breach of the ITTC employment contract and denies Searock has any factual basis to impose liability on the Company under any of his theories of tort liability. Specifically, the Company denies that it acquired, owns or controls ITTC’s former assets. The Company believes that this claim is without merit and is working towards resolution of the same.  On October 25, 2010, Searock was awarded a default judgment of $1,248,962 including accrued interest, jointly and severally against TADS and the other defendants, all of whom who failed to appear for trial, and an award of exemplary damages of $2,000,000 against TADS.   Searock claims that TADS and the other defendants were given notice of the trial, however it is TADS assertion and the assertion of the other defendants that none one of the defendants, including TADS, ever received notice of the trial, were unaware of the trial, and that the judgment is without merit.  TADS is in the process of vigorously contesting the judgment based upon not having received notice, and although no assurances can be given, the Company believes that the judgment will be vacated by the Court.

In June of 2009, Victor Miller and Air 1 Flight Support, an entity controlled by Victor Miller, caused an injunction to be placed on the Company to not relocate the IL-78, which the Company leases from a third party, as a result of a lien Victor Miller and Air 1 Flight Support placed on the IL-78 for unpaid services provided to the third-party leasing the IL-78 to the Company.  The Company believes that the lien and injunction are completely without merit based upon Victor Miller and Air 1 Flight Support being party to a settlement agreement between the parties including the third-party subject to the lien.  Victor Miller and Air 1 Flight Support subsequently filed a motion for contempt of court against the Company subsequent to the IL-78 having been relocated by a third-party to which the Company leases the IL-78, without the knowledge or assistance of the Company.  Victor Miller and Air 1 Flight Support subsequently filed a legal proceeding against the Company in Michigan in connection with the lien, which has resulted in a judgment against the Company. The Litigation between the parties was resolved in November, 2010, and the judgment against TADS and the lien against the IL-78 have been removed.

On March 4, 2010, TADS sued Mark Daniels, the Company’s former President and Chief Executive Officer, and various entities affiliated with or controlled by Mr. Daniels, in The Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida, for temporary and permanent injunctive relief, damages, and other relief for breach of contract, breach of fiduciary duty and duty of loyalty, tortuous interference with advantageous and contractual relationships, and misappropriation, misuse and conversion of trade secrets and confidential business information.

On September 7, 2010, Palm Beach County Circuit Court Judge Jack S. Cox ruled in favor of TADF and imposed additional findings and sanctions on Daniels, including but not limited to:

-	Since leaving TADF, Daniels has been actively participating in attempts to compete with TADF and has violated his non-compete agreement with TADF;
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Daniels, acting individually or in concert with any company or entity he is directly or indirectly involved in, is immediately enjoined from and ordered to cease and desist and to refrain from engaging in any and all acts of competition with TADS;

-	Daniels’ non-compete agreement shall begin anew from September 7, 2010;
-	Daniels lied under oath at the March 25th, 2010 Court Hearing and continued to lie under oath at the September 7, 2010 hearing;
-	Daniels was found in Contempt of Court for having made false statements under oath;
-	Daniels was immediately sentenced to 5 months, 29 days in confinement at the Palm Beach County Jail, subject to being released after 2 days and being on probation for 5 months, 27 days;
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In addition, the Court sanctioned Daniels by striking all of his pleadings because it found that Daniels set in motion a series of events and intentionally provided testimony for the purpose of hindering, delaying, and otherwise defeating the proper administration of justice.

In addition to the above, on May 7, 2010, Mr. Daniels filed an improper and frivolous Involuntary Chapter 7 Petition (the “Petition”) against the Company in the United States Bankruptcy Court for the Southern District of Florida, in an effort to circumvent the legitimate court process, by claiming non-payment of a promissory note that the Company contends in its litigation against Mr. Daniels was issued without proper consideration when Mr. Daniels was the President, Chief Executive Officer, and a Director of the Company. Upon notification to the Company on May 10, 2010 of this improper Petition, the Company requested and was granted an Emergency Hearing for May 14, 2010 in the United States Bankruptcy Court in the Southern District of Florida before Chief Justice Paul G. Hyman (the "Emergency Hearing"). On May 14, 2010, Chief Justice Paul G. Hyman dismissed the Involuntary Chapter 7 Petition by a signed Order granting an emergency Motion to Dismiss the Involuntary Chapter 7 Petition filed against the Company by Mr. Daniels.  In the Court Order, it was agreed that:

-	Mr. Daniels’ claim is the subject of a bona fide dispute;
-	The Company has more than 12 unsecured creditors (note holders are the only claims not in dispute);

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The Court should enter an Order dismissing Mr. Daniels’ involuntary petition, with prejudice to any subsequent involuntary petition by Mr. Daniels (i.e.. he is barred from refilling an involuntary petition), or any insider or affiliate of Mr. Daniels; and

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Moreover, Mr. Daniels cannot pursue any efforts or take any actions to solicit, recruit, encourage, or cause any other alleged creditor of the Company to file an involuntary bankruptcy petition against the Company.

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The Company agreed to withdraw its claim for attorney’s fees, costs, damages and punitive damages arising from the improvident filing in exchange for Mr. Daniels’ consent to the dismissal of the petition.

Additionally, Mr. Daniels’ attorney of record who filed the Petition, as a result of learning that Mr. Daniels had materially misstated the facts and failed to disclose that Mr. Daniels was currently the Defendant in civil litigation with the Company, filed a motion to withdraw his representation of Mr. Daniels in the Petition.

Despite the dismissal of the Petition described above, on August 3, 2010 certain affiliates and business associates of Mr. Daniels filed an improper and frivolous Involuntary Chapter 7 Petition (the “New Petition”) against the Company in the United States Bankruptcy Court for the Southern District of Florida, in an effort to circumvent the legitimate court process, in direct violation of the Court Order issued by Judge Paul Hyman on May 14, 2010 described above.

The Company immediately requested an emergency Motion to Dismiss the New Petition based upon its contention that:

-	the New Petition violated the Court Order because it was solicited, recruited, encouraged, or caused by Mr. Daniels;
-	the majority of the new petitioners were affiliates and business associates of Mr. Daniels;
-	a majority of the new petitioners were currently involved in civil litigation with TADF; and
-	all of the claims of the new petitioners were either without merit, being contested, or were frivolous and improper.

On August 10, 2010, at an Emergency Hearing to Dismiss the fraudulent and improper Petition, the Federal Bankruptcy judge dismissed the Petition, as had been anticipated and previously disclosed by the Company, and, moreover, due to the egregious actions of the petitioners, reserved the right of the US Federal Bankruptcy Court to:

-	impose sanctions upon the petitioners, and
-	impose punitive sanctions upon the petitioners if it is determined that the actions of the petitioners violated the Court Order previously issued by U.S. Federal Bankruptcy Court Judge Hyman.

Although no assurances can be given, the Company believes that sanctions will be imposed upon the petitioners, and that it will be determined that the petitioners violated the Court Order issued by Judge Hyman.

As disclosed in our past filings, Sichenzia & Ross LLP (“Sichenzia”) had been pursuing a claim against the Company for unpaid services dating back to early 2007. The Company recently learned that Sichenzia obtained a judgment against the Company in the amount of $21,471.87 in the Civil Court of the City of New York, County of New York on April 3, 2008. We believe that this claim is without merit and are working towards resolution of the same.

As of the date of this Annual Report, the Company is not a party to any pending litigation or legal proceeding that is not described herein or in the ordinary course of business. To our knowledge, no such proceedings exist or are threatened other than those described herein.

ITEM 1A.                      RISK FACTORS

Not Applicable.

ITEM 2.                      UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to Juliana Hoyos Castellar in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,284,487 shares of unrestricted Common Stock to Amy Crystal in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,290.63 including $2,000.00 of principle and $290.63 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Humberto De Armas in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Estella A. Korybut Irrevocable Trust in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 2,463,366 shares of unrestricted Common Stock to Marla Lopez Garcia in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $1,717.97 including $1,500.00 of principle and $217.97 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 54,194,041 shares of unrestricted Common Stock to the Revocable Living Trust Agreement of Michael M. Korybut in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $37,795.40 including $33,000.00 of principle and $4,795.40 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 33,334,172 shares of unrestricted Common Stock to Fox Hollow Holdings in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,947.24 including $20,000.00 of principle and $2,147.24 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 32,395,947 shares of unrestricted Common Stock to International Associates in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $22,301.37 including $20,951.30 of principle and $1,350.07 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 11,050,838 shares of unrestricted Common Stock to Peter Maffitt in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $7,706.95 including $6,729.11 of principle and $977.84 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 7,390,097 shares of unrestricted Common Stock to Nathalie Zambrano in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $5,153.92 including $4,500.00 of principle and $653.92 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 3,095,843 shares of unrestricted Common Stock to Evan Pruzan in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $2,145.32 including $2,000.00 of principle and $145.32 of accrued interest, at a conversion price of $0.0006884 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

In October, 2010, the Company issued 31,800,000 shares of unrestricted Common Stock to Brad Bingham in connection with the conversion of a Convertible Debenture of the Company in the aggregate amount of $39,750.00 including $37,500.00 of principle and $2,250 of accrued interest, at a conversion price of $0.00125 subject to the terms of the Convertible Debenture. The shares were issued as unrestricted shares as a result of conversions of historically issued convertible promissory notes that fulfilled the requirements of Rule 144.

ITEM 3.                      DEFAULTUPON SENIOR SECURITIES

None.

ITEM 4.                      REMOVED AND RESERVED

None.

ITEM 5.                      OTHER INFORMATION

On July 20, 2010 Mart Martin was appointed to the Company’s Board of Advisors. Mr. Martin has developed invaluable insight, experience, and relationships within the U.S. and international intelligence services and with many foreign governments connected to TADF’s business expansion activities.

ITEM 6.                      EXHIBITS

Exhibit #	Title

3.1	Articles of Incorporation and all amendment to date thereto.

3.2	Bylaws (Attached as an exhibit to our Form SB-2 filed with the SEC on May 27, 1999 and incorporated herein by reference).

10.1
Aircraft Lease Option Agreement with Air Support Systems, LLC (Attached as an exhibit to our Form 10-Q for the period ending March 31, 2010 filed with the SEC on May 24, 2010 and incorporated herein by reference).

10.2
M&M Aircraft Acquisitions, Inc. Settlement Agreement dated August 31, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.3	Employment Agreement with Renee Ferrer. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.4	Employment Agreement with Tom Robinson. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.5
Consulting Agreement with Wall Street Resources, Inc. dated August 17, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.6
Consulting Agreement with MBC Consulting Corp. dated August 25, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.7	Convertible Promissory Note issued to The Gary Fears Trust dated July 1, 2010. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.8	Convertible Promissory Note issued to Alexis Korybut dated July 1, 2010. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

10.9
Convertible Promissory Note issued to The Gary Fears Trust dated October 1, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.10
Convertible Promissory Note issued to Alexis Korybut dated October 1, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.11
Convertible Promissory Note issued to Tom Robinson dated October 1, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.12
Convertible Promissory Note issued to Michael Cariello dated October 1, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.13
Convertible Promissory Note issued to The Gary Fears Trust dated October 15, 2010. (Attached as an exhibit to our Form 10-Q for the period ending September 31, 2010 filed with the SEC on November 22, 2010 and incorporated herein by reference).

10.14	Settlement Agreement with David Perin. (Attached as an exhibit to our Form 10-Q filed with the SEC on August 23, 2010 and incorporated herein by reference).

31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the Principal Executive Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of the Principal Financial Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this Amended Quarterly Report on Form 10-Q for the period ended September 30, 2010, to be signed on its behalf by the undersigned on April ___, 2011 thereunto duly authorized.

TACTICAL AIR DEFENSE SERVICES, INC.
/s/ Alexis Korybut
By: Alexis Korybut Its: Chief Executive Officer (Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer)